November 27, 2024

Martin K. Birmingham
President and CEO
Financial Institutions, Inc.
220 Liberty Street
Warsaw, NY 14569

        Re: Financial Institutions, Inc.
            Registration Statement on Form S-3
            Filed November 26, 2024
            File No. 333-283475
Dear Martin K. Birmingham:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Jeffrey M. Cardone, Esq.